Exhibit 99.1

Institutional Infrastructure Note: The Convergence of Pre-IPO Equity, Agentic Finance, and Neobank Charters

NEW YORK CITY, NY / ACCESS Newswire / May 12th, 2026 / Black Titan Corporation (NASDAQ:BTTC)

Executive Summary

The first week of May 2026 marks a structural pivot in the digital asset sector, characterized by the “retailization” of primary equity markets and the transition toward autonomous, AI-driven credit settlement. The simultaneous rise of exchange-led Pre-IPO instruments and the wide-scale deployment of “Morpho Agents” on the Base network suggests a regime shift: decentralized protocols are no longer merely mirrors of traditional finance (TradFi), but are now the primary infrastructure for previously illiquid private assets and high-velocity machine-driven commerce.

1) Exchange-Led Equity Tokenization: The Pre-IPO “Shadow Market” Goes Mainstream

The traditional barriers between private equity and retail liquidity are being dismantled as exchanges launch “Pre-IPO” instruments.

●	Bitget IPO Prime and SpaceX: Following its late April launch, Bitget’s “IPO Prime” platform has seen significant volume for preSPAX tokens, which mirror the economic performance of SpaceX ahead of its projected June 2026 listing. The implied valuation for these retail-accessible instruments stands at approximately $150 billion, reflecting a “shadow market” that previously only existed for accredited institutional LPs.

●	OKX and Intercontinental Exchange (ICE) Synergy: Building on the $25 billion valuation anchored by ICE (parent of the NYSE), OKX is preparing for an H2 2026 launch of tokenized stocks. This partnership marks a definitive “watershed moment” where traditional exchange infrastructure is utilized to provide real-time cryptocurrency data in exchange for NYSE-listed tokenized derivatives.

2) Autonomous DaaS & Agentic Finance: Morpho Agents Beta on Base

The deployment of Morpho Agents this week has introduced a functional “Machine-to-Machine” (M2M) layer to the Lending-as-a-Service (LaaS) sector.

●	Autonomous Credit Origination: The “User Agent” module allows AI systems to manage lending and borrowing positions without human intervention, utilizing natural language processing to parse machine-friendly documentation.

●	Institutional Efficiency: Since January, over 130,000 AI agents have registered on-chain identities. On the Base network, these agents are being utilized by treasury desks to dynamically rebalance collateralized debt positions, minimizing liquidation risks and maximizing capital utilization in real-time.

●	Modular Infrastructure: By separating the immutable infrastructure layer (Morpho Blue) from the strategy layer (MetaMorpho), the protocol is successfully attracting institutional “Risk Curators” who now manage independent credit markets with bespoke risk parameters.

3) Neobanking Structural Pivots: US Charter Trajectories and Hybrid Settlements

May 2026 market intelligence confirms a strategic shift as major global Neobanks, including Revolut and Nubank, move to formalize their presence within the U.S. regulatory perimeter.

●	National Bank Charters: Both Revolut and Nubank have secured critical milestones in their applications for U.S. national bank charters. This move is designed to eliminate reliance on “intermediary” sponsor banks, allowing for direct control over digital asset settlement and stablecoin integration.

●	Stablecoin Hubs: Neobanks are increasingly abandoning traditional SWIFT rails in favor of “Stablecoin Sandwiches” (fiat-in, stablecoin-settlement, fiat-out). This hybrid model is capturing significant market share in the B2B cross-border payment sector, offering near-instant settlement at 90% lower operational costs.

4) Institutional RWA Expansion: The OpenWorld-Figure Tokenization Agreement

On May 5, 2026, OpenWorld Ltd. and Figure Technology Solutions (NASDAQ: FIGR) announced a landmark agreement to tokenize equity on the Onchain Public Equity Network (OPEN).

●	Capital Market Modernization: The agreement involves tokenizing OpenWorld’s equity securities in connection with its proposed NASDAQ listing. This marks the first instance of a public-ready entity utilizing a blockchain-native “Open Network” for primary equity issuance and management.

●	Settlement Parity: The integration proves that public blockchains like Base and specialized subnets can handle the compliance, KYC, and reporting requirements of the SEC and NASDAQ, effectively merging the “back-office” of Wall Street with the transparency of the ledger.

Market Interpretation

First, the democratization of private equity. The rise of Pre-IPO tokens on exchanges is not merely a new trading product; it is a structural challenge to the traditional venture capital and private equity “gatekeeper” model. By tokenizing the economic rights of firms like SpaceX, exchanges are capturing the “liquidity premium” that was previously reserved for institutional SPVs.

Second, the transition to “Invisible” DeFi. The success of Morpho Agents suggests that the next phase of DaaS growth is predicated on abstraction. Institutions are no longer “managing wallets”; they are “deploying agents.” This reduces the technical debt associated with Web3 integration, allowing Neobanks to treat DeFi protocols as simple, high-yield API endpoints.

Third, the “US Charter” moat. Neobanks that successfully secure U.S. national bank charters in 2026 will possess a significant competitive moat, as they will be the only entities capable of offering compliant, 24/7 yield-bearing stablecoin products to the American retail and SME markets under the finalized stablecoin guidance.

Outlook

For the remainder of Q2 2026, we anticipate:

1.	Pre-IPO Expansionary Phase: Competitors (e.g., OKX, Binance) are expected to fast-track their own equity-token platforms to capture the liquidity premium generated by the impending SpaceX listing.

2.	Yield-Curve Standardization: As “Agentic Finance” scales, we expect the emergence of a standardized “On-Chain Risk-Free Rate” based on the aggregate yield of permissioned RWA vaults on Base.

3.	Institutional M&A: Expect traditional fintech conglomerates to pursue acquisitions of DaaS infrastructure providers to integrate autonomous settlement capabilities before the H2 fiscal cycle.

About Black Titan Corp (NASDAQ: BTTC) Black Titan Corp is a recent digital asset technology company focusing on the DAT+ strategy, utilizing its corporate balance sheet to support, govern, and provide liquidity to decentralized protocols. For more information, please visit https://www.blacktitancorp.com/ttdat.html.

This research note is provided for informational purposes only and does not constitute investment advice, legal counsel, or a solicitation to buy or sell any financial instruments. Digital assets involve significant risk, including smart contract vulnerability and regulatory shifts.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those anticipated in the forward-looking statements. Forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including market volatility, regulatory developments. The Company undertakes no obligation to update or revise any forward-looking statements except as required by law.

Media & Investor Contact

Czhang Lin
Co-Chief Executive Officer
contact-us@blacktitancorp.com